Exhibit 19.1
DTE Energy Policy
GV15 Insider Trading Policy
February 4, 2025

1. Applicability

This policy applies to all members of the Board of Directors (“Directors”), officers and employees of DTE Energy Company (“Company”) and its subsidiaries, together with any agents or advisors to the Company.

2. Policy

A. General

1.If a Director, officer, employee, agent or advisor of the Company has material, nonpublic information relating to the Company, that person is an “insider” with respect to that information, and neither that person nor any of his or her Related Persons (as defined below) may buy, sell or otherwise trade securities of the Company, including common stock, bonds and other debt securities, convertible debentures and warrants, or any derivative of the foregoing (“Company Securities”).
2.This Policy also applies to material, nonpublic information relating to any other company with publicly-traded securities, including our customers or suppliers, obtained in the course of employment by or association with DTE Energy.
3.No person possessing material, nonpublic information may engage in any other action to take advantage of, or pass on to others, that information.
4.Information is considered “material” if there is a substantial likelihood that a reasonable investor would consider it important in making a decision to buy, sell or hold a security, or where the information is likely to affect the market price of the security.
5.Material information can be positive or negative, and can relate to virtually any aspect of the Company’s business or to any type of Company Security (i.e., debt or equity). Some examples of material information may include:
•Unpublished financial or operational results or projections, including earnings information
•Pending or proposed mergers, acquisitions, dispositions or other transactions
•Significant changes in corporate objectives
•Significant sale of assets
•Changes in dividend or stock repurchase policies
•Financial liquidity problems
•Cybersecurity risks and incidents, including vulnerabilities and breaches.
6.    The above list is only illustrative; many other types of information may be considered “material,” depending on the circumstances. If you are unsure whether particular nonpublic information is material, you should presume that it is material and consult with the Office of the General Counsel before disclosing such information or trading in any securities of a company to which such information relates.
7.    Information is “nonpublic” if it is not available to the general public. In order for information to be considered public, it must have been disclosed in the Company’s SEC filings or widely disseminated in a manner making it generally available to investors, such as through a public press release, and enough time must have passed to allow the public to digest the information.
8.    After the Company has publicly announced material information, no person may trade in Company Securities until two full trading days have elapsed after an announcement. For example, if the information is publicly announced before the market opens on Monday, trading could begin at the opening of trading on the following Wednesday, and if the information is publicly announced after the market closes on Monday, trading could begin at the opening of trading on the following Thursday.

Exhibit 19.1
9.    For purposes of this Policy, a “Related Person” includes the spouse, minor children, or anyone else living in an insider’s household; any other person whose transactions in Company Securities are subject to the insider’s direct or indirect influence or control; partnerships in which an insider is a general partner; trusts of which an insider is a trustee; estates of which an insider is an executor; and any other legal entities controlled by an insider.
10.    Insiders may be liable for communicating, recommending or “tipping” material, nonpublic information to any third party (a “tippee”), regardless of whether the tippee is a Related Person.
11.    Further, insider trading violations are not limited to trading or tipping by insiders. Persons other than insiders also can be liable for insider trading, including tippees who trade on material, nonpublic information tipped to them and individuals who trade on material, nonpublic information which has been misappropriated.

B. Additional Restrictions and Requirements for Directors, Officers, and Certain Other Employees

1.In addition to being subject to all of the other limitations in this Policy, Directors and officers are prohibited from trading Company Securities during defined quarterly blackout periods, regardless of whether they possess material, nonpublic information. Additional employees (“designated employees”) may also be notified by their leaders that they are prohibited from trading during quarterly blackout periods.
2.Each quarterly blackout period begins at market closing on the date that is one trading day prior to the release of the Company’s “flash report” for the second month of the quarter (typically released on or about the 7th working day of the third month of the quarter). The quarterly blackout period usually ends at market closing on the second full day of trading following the release of the Company’s quarterly earnings. The Corporate Secretary will publish the exact dates of quarterly blackout periods. During these quarterly blackout periods, directors, officers and other designated employees generally possess or are presumed to possess material, nonpublic information about the Company’s financial results.
3.From time to time, special blackout periods may be declared for persons with certain specific material, nonpublic information regarding the Company (such as negotiation of mergers, acquisitions or dispositions or other developments). The affected persons must keep the existence of any special blackout period confidential.
4.Open trading windows are not “safe harbors” that ensure compliance with securities laws. Insiders remain responsible for their trades and should use good judgment at all times, never transacting while in possession of material, nonpublic information.
5.Directors, officers and other employees subject to blackout periods as described above are prohibited, at all times, from instituting trading plans under Rule 10b5-1 under the Securities Exchange Act of 1934.
6.Each Director and officer (and their Related Persons) must always obtain prior clearance from the Corporate Secretary before making any purchase, sale or gift of Company Securities, including any exercise of stock options or any transfer between the Company’s Common Stock Fund and other investment options in the Company’s retirement and excess benefit plans.
7.Each officer or Director of the Company who is subject to a stock ownership requirement is prohibited from selling Company securities acquired upon the vesting of stock awards and exercise of stock options unless he or she is in compliance with such stock ownership requirement.

C. Transactions under Company-sponsored Plans

1.This Policy’s trading restrictions apply to any market sale, gift, or other disposition of Company Securities received following the vesting of any restricted stock, performance shares, or other awards received under any of the Company’s long-term incentive plans, but do not apply to the withholding of taxes in connection with the vesting or delivery of Company Securities underlying such awards.
2.This Policy’s trading restrictions apply to elections participants may make under the Company’s savings and deferral plans that relate to Company Securities, including elections with respect to the

Exhibit 19.1
investment of contributions, intra-plan transfers of an existing account balance between investment funds, loans, and distributions, but do not apply to a participant’s periodic contribution of money to such plans pursuant to payroll deduction elections.

3.    Sources

A.    DTE Energy Way

4. Implementation Plan

A. Accountable Officer: Senior Vice President and Chief Legal Officer
5. Last Reviewed: February 4, 2025